UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 26, 2024

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 26TH, 2024

DATE, TIME AND PLACE: February 26th, 2024, at 10.45 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Messrs. Elisabetta Paola Romano, Flavia Maria Bittencourt and Gigliola Bonino.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To acknowledge on the activities carried out by the Control and Risks Committee; (4) To resolve on the update of the Company’s budget for the year of 2024; (5) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 17th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (6) To analyze the proposal for the amendment of the Company’s Bylaws, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (7) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 26th, 2024

(1) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 21st, 2024, as per Mr. Nicandro Durante’s report, Chairman of the CESG, with special emphasis on the presentation of the 2023 ESG Report indicators, and the Company's overall ESG plan and strategy (“Plan 2023-2025” and “ESG Plan 2024-2026” results).

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on February 26th, 2024, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(3) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 26th, 2024, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(4) Approved the update of the budget guidelines of the Company, to be used for the year of 2024, according to the material presented.

(5) Acknowledged on the proposal for the extension of the Cooperation and Support Agreement (Contrato de Cooperação e Suporte), through the execution of the 17th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and approved, based on the favorable evaluation of the CAE, at its meeting held on February 26th, 2024, its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(6) The Board members expressed their favorable opinion to the proposal of the Company’s By-laws amendment and consolidation, which aims to improve certain operational aspects, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(7) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 28th, 2024:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2023; (2) To resolve on the management’s proposal for the allocation of the results of the 2023 fiscal year and the distribution of dividends by the Company; (3) To ratify the appointment of the Company’s Board of Directors’ Member, previously appointed at the Board of Directors’ Meeting held on July 31st, 2023; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council; and (6) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2024 fiscal year.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

February 26th, 2024

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 17th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand; (2) To resolve on the Company’s Long-Term Incentive Plan proposal; and (3) To resolve on the amendment and restatement of the Company’s By-laws.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 26th, 2024.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 26, 2024	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer